July 10, 2009
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Angela Connell, Reviewing Accountant

Re:	FirstMerit Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 0-10161
Dear Ms. Connell:
The purpose of this letter is to respond to your comment letter dated June 29, 2009, in which you requested that certain information be provided to you within ten business days and that, to the extent applicable, certain related disclosures that continue to be included in future FirstMerit Corporation (“Corporation”) filings with the Securities and Exchange Commission (“Commission”) be revised.
Further, we acknowledge that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosures in its filing made pursuant to the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
To facilitate the staff’s review, this letter includes each of the staff’s comments which are italicized and immediately followed by our response.
1.	We note your disclosure regarding the use of a third party pricing service and non-binding broker quotes to determine the fair value of a significant portion of your available-for-sale securities. In the interest of transparency, please revise your future filing to disclose the following:

Securities and Exchange Commission
July 10, 2009

•	the number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;
Response:
In its future filings, the Corporation will discuss the number of quotes per instrument and how the ultimate value is used in the financial statements. The Corporation primarily utilizes one independent pricing service to obtain fair values on its available-for-sale securities, with the exception of trust preferred securities. Single issuer trust preferred securities, which approximate 1% of the Corporation’s available-for-sale securities at fair value, are valued based on the average of two non-binding broker quotes.
This response would be applicable for both the Corporation’s Form 10-K at December 31, 2008 and Form 10-Q at March 31, 2009.
•	whether you adjusted quotes or prices you obtained from broker and pricing services and if so, how and why,
Response:
In its future filings, the Corporation will discuss whether we adjusted quotes or prices obtained and if so, how and why. Prices obtained from the independent pricing service are used to value available-for-securities and are not adjusted. Single issuer trust preferred securities are valued by averaging two non-binding broker quotes. The trust preferred securities are thinly traded and the Corporation has determined that averaging two non-binding broker quotes is a more conservative valuation methodology.
This response would be applicable for both the Corporation’s Form 10-K at December 31, 2008 and Form 10-Q at March 31, 2009.
•	the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157;
Response:
In its future filings, the Corporation will discuss how it validates prices obtained from its third party pricing service in order to ensure that all fair value determinations are consistent with SFAS 157. On a quarterly basis, the Corporation obtains from the independent pricing service the inputs used to value a sample of securities held in portfolio. The Corporation reviews these inputs to ensure that the appropriate classification, within the fair value hierarchy, is ascribed to a fair value measurement in its entirety. In addition, all fair value

Securities and Exchange Commission
July 10, 2009

measurements are reviewed to determine the reasonableness of the measurement relative to changes in observable market data and market information received from outside market participants and analysts.
This response would be applicable for both the Corporation’s Form 10-K at December 31, 2008 and Form 10-Q at March 31, 2009.
•	The amount by level, of financial instruments measured using independent pricing services and the amount measured using indicative quotes from independent brokers.
Response:
In its future filings the Corporation will include a tabular presentation of the securities valued by the independent pricing service and those valued by averaging non-binding broker quotes.

		Level 2	Level 3
	# Issues	Independent	Independent
December 31, 2008	(CUSIPS)	Pricing Service	Broker Quotes

U.S. Government agency obligations	1	$20,038	$—
Collateralized mortgage obligations (“CMOs”)	50	564,949	25
Mortgage backed securities (“MBSs”)	160	1,703,493	—
Obligations of state and political subdivisions	461	285,903	—
Single issuer trust preferred securities	8	—	31,360

	680	$2,574,383	$31,385

		Level 2	Level 3
	# Issues	Independent	Independent
March 31, 2009	(CUSIPS)	Pricing Service	Broker Quotes

U.S. Government agency obligations	—	$—	$—
Collateralized mortgage obligations (“CMOs”)	51	556,923	25
Mortgage backed securities (“MBSs”)	166	1,691,836	—
Obligations of state and political subdivisions	463	289,776	—
Single issuer trust preferred securities	8	—	26,786

	688	$2,538,536	$26,811

Securities and Exchange Commission
July 10, 2009

The revised disclosure, which the Corporation will include in future filings, will be as follows:
          Available-for-sale securities. Where quoted prices are available in an active market, securities are valued using the quoted price and are classified as Level 1. The quoted prices are not adjusted. Level 1 instruments include money market mutual funds.
For certain available-for-sale securities, the Corporation obtains fair value measurements from an independent third party pricing service or independent brokers. The detail by level is shown in the table below.

		Level 2	Level 3
	# Issues	Independent	Independent
December 31, 2008	(CUSIPS)	Pricing Service	Broker Quotes

U.S. Government agency obligations	1	$20,038	$—
Collateralized mortgage obligations (“CMOs”)	50	564,949	25
Mortgage backed securities (“MBSs”)	160	1,703,493	—
Obligations of state and political subdivisions	461	285,903	—
Single issuer trust preferred securities	8	—	31,360

	680	$2,574,383	$31,385

Available-for-sale securities classified as Level 2 are valued using the prices obtained from an independent pricing service. The prices are not adjusted. The independent pricing service uses industry-standard models to price U.S. Government agency obligations and MBSs that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Securities of obligations of state and political subdivisions are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. CMOs, depending on the characteristics of a given tranche, a volatility driven multidimensional static model or Option-Adjusted Spread model is generally used. Substantially all assumptions used by the independent pricing service are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. On a quarterly basis, the Corporation obtains from the independent pricing service the inputs used to value a sample of securities held in portfolio. The Corporation reviews these inputs to ensure the appropriate classification, within the fair value hierarchy, is ascribed to a fair value measurement in its entirety. In addition, all fair value measurement are reviewed to determine the reasonableness of the measurement relative to changes in observable market data and market information received from outside market participants and analysts.

Securities and Exchange Commission
July 10, 2009

Available-for-sale securities classified as level 3 securities are primarily single issuer trust preferred securities. These trust preferred securities, which represent 1% of the portfolio at fair value, are valued based on the average of two non-binding broker quotes. Since these securities are thinly traded, the Corporation has determined that the using an average of two non-binding broker quotes is a more conservative valuation methodology. The non-binding nature of the pricing results in a classification as Level 3.
Please contact me at (330) 384-7534 if you have any questions about this letter.
Sincerely,

/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer FirstMerit Corporation III Cascade Plaza, 7th Floor Akron, OH 44308